SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

DIGITALGLOBE, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

25389M877

(CUSIP Number)

December 31, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25389M877	13G	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS Hitachi, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,929,892*
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,929,892*
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,929,892*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.9%**
12.	TYPE OF REPORTING PERSON (See Instructions) CO

*	Hitachi, Ltd. directly owns 0 shares and may be deemed to have sole voting and dispositive power with respect to an additional 2,929,892 shares which are directly owned by its controlling subsidiary, Hitachi Solutions, Ltd.
**	Based upon 75,262,622 shares outstanding as of November 30, 2013 as reported in the issuer’s registration statement filed with the Securities and Exchange Commission on December 16, 2013.

CUSIP No. 25389M877	13G	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS Hitachi Solutions, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,929,892
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,929,892
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,929,892
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.9%*
12.	TYPE OF REPORTING PERSON (See Instructions) CO

*	Based upon 75,262,622 shares outstanding as of November 30, 2013 as reported in the issuer’s registration statement filed with the Securities and Exchange Commission on December 16, 2013.

CUSIP No. 25389M877	13G	Page 4 of 10 Pages

Item 1 (a).	Name of Issuer

DigitalGlobe, Inc.

Item 1 (b).	Address of Issuer’s Principal Executive Offices

1601 Dry Creek Drive, Suite 260, Longmont, Colorado 80503

Item 2 (a).	Names of Persons Filing

Hitachi, Ltd.

Hitachi Solutions, Ltd.

Item 2 (b).	Address of Principal Business Office or, If None, Residence

Hitachi, Ltd.:

6-6, Marunouchi 1-chome, Chiyoda-ku,

Tokyo 100-8280, Japan

Hitachi Solutions, Ltd.

12-7, Higashishinagawa 4-chome, Shinagawa-ku,

Tokyo 140-0002, Japan

Item 2 (c).	Citizenship

Hitachi, Ltd. is a Japanese corporation.

Hitachi Solutions, Ltd. is a Japanese corporation.

Item 2 (d).	Title of Class of Securities

Common Stock, par value $0.001 per share.

Item 2 (e).	CUSIP No.

25389M877

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Hitachi, Ltd.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

CUSIP No. 25389M877	13G	Page 5 of 10 Pages

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Hitachi Solutions, Ltd.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Hitachi, Ltd.

(a)	Amount beneficially owned:

2,929,892.

(b)	Percent of class:

3.9%.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote :

2,929,892.

(ii)	Shared power to vote or to direct the vote :

0.

(iii)	Sole power to dispose or to direct the disposition of :

2,929,892.

(iv)	Shared power to dispose or to direct the disposition of :

0.

Hitachi Solutions, Ltd.

CUSIP No. 25389M877	13G	Page 6 of 10 Pages

(a)	Amount beneficially owned:

2,929,892.

(b)	Percent of class:

3.9%.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

2,929,892.

(ii)	Shared power to vote or to direct the vote:

0.

(iii)	Sole power to dispose or to direct the disposition of:

2,929,892.

(iv)	Shared power to dispose or to direct the disposition of:

0.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

See Exhibit 2.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

CUSIP No. 25389M877	13G	Page 7 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2014

Hitachi, Ltd.

By:	/s/ Toshiaki Kuzuoka
Name:	Toshiaki Kuzuoka
Title:	Senior Vice President and Executive Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2014

Hitachi Solutions, Ltd.

By:	/s/ Hiroshi Ishikawa
Name:	Hiroshi Ishikawa
Title:	Vice President and Executive Officer

CUSIP No. 25389M877	13G	Page 8 of 10 Pages

EXHIBIT INDEX

Exhibit 1    -    Joint Filing Agreement

Exhibit 2    -    Group Members

CUSIP No. 25389M877	13G	Page 9 of 10 Pages

EXHIBIT 1

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement on Schedule 13G (including amendments thereto) with respect to the common stock, par value $0.001 per share, of DigitalGlobe, Inc. and further agrees that this Joint Filing Agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(k)(l)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement this February 12, 2014.

This Schedule may be executed in two or more counterparts, any one of which need not contain the signature of more than one party, but all such parties taken together will constitute part of this Schedule.

Date: February 12, 2014

Hitachi, Ltd.

By:	/s/ Toshiaki Kuzuoka
Name:	Toshiaki Kuzuoka
Title:	Senior Vice President and Executive Officer

Date: February 12, 2014

Hitachi Solutions, Ltd.

By:	/s/ Hiroshi Ishikawa
Name:	Hiroshi Ishikawa
Title:	Vice President and Executive Officer

CUSIP No. 25389M877	13G	Page 10 of 10 Pages

EXHIBIT 2

Group Members

Hitachi, Ltd.

Hitachi Solutions, Ltd.